Exhibit 99.1

Obsidian Energy Provides Annual General Meeting Update and Webcast Details

CALGARY, July 27 2020 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX - OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) will hold its 2020 annual and special general meeting in person (the “Meeting”) on Thursday, July 30, 2020 at 9:00 am (MDT). The Meeting will take place at the Company’s head office located at 200 – 207 9th Avenue S.W., Calgary, Alberta. Additionally, the Company will release our second quarter 2020 results on July 30, 2020.

Annual and Special General Meeting

Due to restrictions on gatherings implemented by the Government of Alberta in response to the COVID-19 (Coronavirus) outbreak, guidelines issued with respect to social distancing and out of concern for the wellbeing of all participants, we strongly recommend that registered shareholders not attend the meeting in-person. Any person attending the Meeting in person will be required to follow the Company’s health and safety measures, which will include physical distancing, use of personal protective equipment (including facemasks) and completion of a health-assessment. The precautionary measures being taken by the Company are intended to reduce the potential risks associated with the COVID-19 pandemic, and they may be further updated as necessary to take into account evolving recommendations and directives of public health authorities.

Following the conclusion of the Meeting, our Interim President and CEO, Mr. Stephen Loukas, will host a webcast presentation. Please see further details below.

Shareholders can vote in advance of the meeting by mail, telephone or internet in the manner set out in the meeting materials that have been sent to shareholders, copies of which can be accessed on our website at www.obsidianenergy.com.

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

The Board of Directors recommend that Shareholders vote FOR the proposed resolutions.

Submit your vote in advance of the proxy deposit deadline of

9:00 a.m. (MDT) on Tuesday, July 28, 2020.

Webcast

Following the conclusion of the Meeting, our Interim President and CEO, Mr. Stephen Loukas will host a webcast presentation online on Thursday, July 30, 2020 at 10:30 am Mountain Time (12:30 pm Eastern Time).

This webcast presentation will also be broadcast live on the Internet and may be accessed directly at the following URL:https://produceredition.webcasts.com/starthere.jsp?ei=1345300&tp_key=e31cae696f

Alternatively, to listen to the conference call, please call 416-764-8659 or 1-888-664-6392 (toll-free).

A question and answer session will be held following the presentation. If you wish to submit a question to the Company, participants can do so through the webcast portal, or by emailing questions ahead time to investor_relations@obsidianenergy.com.

A recording will be available for replay two hours after the call’s completion and will remain available until August 6, 2020. To listen to the replay, please dial 416-764-8677 or 1-888-390-0541 (toll-free) and enter replay code 047571, followed by the pound (#) key.

Second Quarter 2020 Results Date

Obsidian Energy is expected to release its second quarter 2020 financial and operational results before North American markets open on Thursday, July 30, 2020. In addition, the second quarter management’s discussion and analysis and the unaudited consolidated financial statements will be available on our website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov on or about the same date.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com